UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 15, 2012
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Granot mobile post Hefer
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that on October 14, 2012, the Board of Directors of the Company has approved, among others, the following decisions:

1.
To summon general meeting that on its agenda, among others, the nomination of Mr. David Schwartz (hereinafter: "Mr. Schwartz"), the Chairman of the Company, to fill the role of the Company's CEO (effective from the date of his appointment as the Chairman of the Company (September 12, 2012)) according to the provisions of Section 121(c) of the Companies Law 5759-199 (hereinafter, the "Companies Law"), and the approval of the engagement of the Company in the management agreement with a company controlled by Mr. Schwartz, as detailed in Section 2 of this immediate report below.

2.
According to the decision of the Audit Committee as of October 14, 2012, and subject to the approval of the general meeting of the shareholders of the Company and the agreement of Mr. Schwartz to fill the role of the CEO of the Company, and the engagement detailed in this Section 2 according to the provisions of Articles 270(3) and 273 of the Companies Law, the Company will engage with a company controlled by Mr. Schwartz in management agreement, according to which Mr. Schwartz will provide the Company with management services in the course of which he will serve as a Chairman of the Board and as the CEO of the Company (hereinafter, the "Management Agreement"), according to the following contract terms:

2.1.	Role: Chairman of the Board and the CEO

2.2.	Effective Date: The contract will be effective commencing from September 12, 2012.

2.3.	Scope of the Management Services: Full time.

2.4.
Compensation: NIS 47,000 plus VAT per month (total employer cost which includes the social components and a car) that will be paid on the first day of each month for the previous month. The amount of the monthly payment will be linked to the Index known on the Effective Date.

2.5.	Reimbursement of Expenses: The expenses which are customarily incurred within the framework of the role and associated with filling the role, will be paid by the Company.

2.6.
Indemnification for the work performed before the commencement of the tenure: For the work performed and the expenses incurred in the period of three months prior to the Effective Date (for the purposes of studying of the preparation for the role) a one-time payment in the amount of NIS 30,000 plus VAT will be made.

2.7.
Options: In addition to the remuneration as aforesaid in Section 2.4 above, the Company will issue to Mr. Schwartz, at no cost, options exercisable into the ordinary shares of the Company in the rate of 9% of the outstanding share capital of the Company (hereinafter, the "Options"). The Options will be exercisable as follows: one third of the Options amount will be exercisable after one year following the grant thereof at an exercise price of NIS 2.5 per share; one third pf the Options amount will be exercisable after two years from the grant thereof at an exercise price of NIS 5 per share; and one third of the Options amount will be exercisable after three years from the grant thereof at an exercise price of NIS 10 per share. The Options shall be exercisable until no later than three years and three months from the date of the grant thereof. In the case that Mr. Schwartz will cease to provide services to the Company, whether on his initiative or on the Company's initiative, the Options that he has that he is entitled to exercise will be exercisable for the period of three months from the date of the cessation of the provision of the management services.

2.8.
Absence Days: up to 24 days per year or a proportional part of the year (in accordance to 2 working days for each month). The absence days cannot be accumulated for use in the subsequent year. Moreover, the unused absence days cannot be redeemed in cash.

2.9.
Insurance: Mr. Schwartz will be entitled, for the entire period of his tenure and at the expense of the Company, to the Office Holders insurance as customary in the Company with respect to the Office Holders.

2.10.
Termination of the Contract: Each of the parties will be allowed to notify on termination of the contract with a prior notice of one month (hereinafter, the "Prior Notice Period"). During the Prior Notice Period, Mr. Schwartz will continue to provide to the Company the services. In addition, during the Prior Notice Period, Mr. Schwartz will be entitled to use the absence days that were not yet used in during the year in which the prior notice was given.

3.	Summary of the explanations of the Audit Committee to the contract with Mr. Schwartz:

Members of the Board and the Audit Committee are of the opinion that Mr. Schwartz has the experience and the qualifications suitable for filling the aforesaid roles and Mr.Schwartz can materially contribute to the Company and the companies held by the Company to advance their performance and achievements, to bring to the increase of the Company's value and as a result, to generate return to all shareholders of the Company.

The terms of the proposed management agreement are adequate to the scope of the activity expected and the services that will be provided by Mr. Schwartz, reflect his expected contribution to the Company and do not deviate from the customary with respect to the holders of similar positions, and accordingly they are reasonable and adequate in the given circumstances.

4.
To appoint Mr. David Dana (hereinafter, "Mr. Dana") as the CFO of the Company (the Company publishes in parallel to this report, also an immediate report as to the appointment of the CFO according to the Securities Regulations (Periodic and Immediate Reports), 1970).

4.1.	Effective Commencement: the engagement will be in effect commencing from October 15, 2012.

4.2.	Mr. Dana will be allowed to provide the services personally of through a company under his control (Mr. Dana and the Company will, hereinafter, collectively, the "Management Company").

4.3.
The Management Company will not take upon itself any role/work of undertaking to provide services to a competitor company or any of the group companies, with or without payment, during the term of the agreement.

4.4.
The Scope of the Services: the Services will be provided there days a week. In addition, as it will be required in the light of the tasks imposed, the Services will be performed in additional days. In the case that during the period of the performance of the Services, it will be discovered that the scope of the Services is identical with a full time work scope – the monthly payment (as defined below) will be adjusted. Mr. Dana will be available to the performance of the Services at all times. The Services will be provided at the offices of the Company.

4.5.
The Agreement will continue to be in effect even if another CFO will be appointed to the Company instead of the Management Company, and provided that the Management Company will continue providing the Services to the Company.

4.6.
Consideration: in consideration of the provision of the Services the Company will pay the Management Company a monthly payment in the amount of NIS 15,000 (hereinabove and hereinafter, the "Monthly Payment"). To the aforesaid amount VAT will be added according to the law.

4.7.
Reimbursement of Expenses: The Management Company will be entitled to full reimbursement of the direct expenses associated with the performance of its work that Mr. Dana will incur during and in connection with the performance of the Services (including board and lodging, accommodation, travel on the job and etc.). The scope of the said expenses will be subject to instructions of the CEO of the Company that will be given before certain event or certain type of events. Notwithstanding the foregoing, special expenses and not standard expenses – shall be coordinated and approved in advance by the CEO of the Company.

4.8.
Absence Days: Mr. Dana shall be entitled to be absent up to 16 days every year, without prejudice to the Management Company's right to the payment of the Monthly Payment. The Management Company shall not be entitled to payment instead of absence days.

4.9.	Sick Days: Mr. Dana shall be entitled to be absent up to 20 sick days per year, while in the course of the absence the Management Company shall be entitled to the Monthly Payment.

4.10.
Insurance and Indemnification: Mr. Dana shall be entitled to the Office Holders insurance and indemnification as customary in the Company with respect to the office holders during the period of the Services performance.

4.11.
Termination of the Engagement: Each party shall be entitled to terminate the agreement at any time by giving prior written notice of 60 days in advance (hereinafter, the "Prior Notice Period"). Notwithstanding the foregoing, the Company shall be entitled to instruct the Management Company to terminate the actual provision of the Services at any time during the Prior Notice Period.

4.12.
Notwithstanding the foregoing, the Company may terminate the agreement forthwith without any prior notice in the circumstances under which the Management Company will perform criminal offences, breach of trust or breach of the confidentiality duties detailed in the Agreement.

4.13.	Absence of the Employer-Employee Relations: the Management Company and/or Mr. Dana will be independent contractors.

4.14.	The agreement includes provisions regarding confidentiality, non-competition, non-solicitation and intellectual property.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer